SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For March 30, 2020

Commission File Number: 0-17601

BONSO ELECTRONICS INTERNATIONAL INC.

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Unit 1404, 14/F, Cheuk Nang Centre,

9 Hillwood Road, Tsimshatsui

Kowloon, Hong Kong

(Address of principal executive offices)

Albert So, Chief Financial Officer and Secretary

Tel: (852) 2605-5822 Fax: (852) 2691-1724

Email: albert@bonso.com

Unit 1404, 14/F, Cheuk Nang Centre,

9 Hillwood Road, Tsimshatsui

Kowloon, Hong Kong

(Name, Telephone, email and/or fax number and address of Company Contact Person)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ___X__ Form 40-F ______

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No ___X__

TABLE OF CONTENTS

REPORT FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2019 ON FORM 6-K

99.1 Press Release disclosing Results of Operations dated March 30, 2020.

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Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	March 31,	September 30,
	2019	2019
	$ in thousands	$ in thousands
	(Audited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	7,527	6,999
Trade receivables, net	600	688
Other receivables, deposits and prepayments	1,341	1,525
Inventories, net	829	470
Income tax recoverable	5	5
Financial instruments at fair value	102	1,025
Total current assets	10,404	10,712

Investment in life settlement contracts	153	155
Other intangible assets	2,338	2,064
Property, plant and equipment, net	9,591	8,749
Total assets	22,486	21,680

Liabilities and stockholders’ equity

Current liabilities
Bank loans - secured	445	1,338
Accounts payable	443	918
Contract liabilities	17	0
Accrued charges and deposits	3,168	3,088
Payable to affiliated party	54	0
Current portion of capital lease obligations	28	18
Total current liabilities	4,155	5,362

Capital lease obligations, net of current portion	5	0
Long-term deposit received	692	592
Long-term loan	2,485	2,399

Total liabilities	7,337	8,353
Stockholders’ equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: Mar 31, 2019 - 5,543,639; Sep 30, 2019 - 5,543,639	17	17
outstanding shares: Mar 31, 2019 - 4,670,773; Sep 30, 2019 - 4,644,920
Additional paid-in capital	22,474	22,474
Treasury stock at cost: Mar 31, 2019 - 872,866; Sep 30, 2019 - 898,719	-2,773	-2,841
Accumulated deficit	-6,492	-7,080
Accumulated other comprehensive income	1,923	757

	15,149	13,327

Total liabilities and stockholders’ equity	22,486	21,680

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Unaudited Consolidated Statements of Operations and Comprehensive Income

(Expressed in United States Dollars)

	Six months ended September 30, 2018	Six months ended September 30, 2019
	$ in thousands	$ in thousands
	(unaudited)	(unaudited)

Net revenue	5,631	4,409
Cost of revenue	-3,602	-3,448
Gross profit	2,029	961

Selling, general and administrative expenses	-2,099	-2,058
Other income, net	16	82
Loss from operations	-54	-1,015
Non-operating (expenses) / income, net	-34	427

Loss before income taxes	-88	-588
Income tax expense	0	0
Net loss	-88	-588

Other comprehensive loss, net of tax:
Foreign currency translation adjustments, net of tax	-1,424	-1,166
Comprehensive loss	-1,512	-1,754

Earnings / (loss) per share

Weighted average number of shares outstanding	4,715,384	4,644,920
Diluted weighted average number of shares outstanding	4,715,384	4,644,920

Loss per common share (in U.S.Dollars)	-0.02	-0.13
Loss per common share (in U.S.Dollars) - assuming dilution	-0.02	-0.13

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments, health care products and pet electronics products.

During the six-month period ended September 30, 2019, our net revenue decreased approximately $1,222,000, or 21.7%, as compared to the six-month period ended September 30, 2018. The primary reason for the decrease in net revenue was the decreased overall demand for our electronic products during the period and a decline in rental income after the lease of our Shenzhen factory was terminated. We recognized a net loss of approximately $588,000 for the six-month period ended September 30, 2019, as compared to a net loss of approximately $88,000 during the six-month period ended September 30, 2018.

On March 30, 2020, the Company issued a press release disclosing its results of operations for the six-month period ended September 30, 2019. A copy of this press release is attached to this Form 6-K as exhibit 99.1.

Results of Operations

Six-Month Period Ended September 30, 2019 Compared to the Six-Month Period Ended September 30, 2018

Net Revenue. During the six-month period ended September 30, 2019, our net revenue decreased 21.7%, or approximately $1,222,000, from approximately $5,631,000 for the six-month period ended September 30, 2018 to approximately $4,409,000. The decreased revenue was primarily the result of a decrease in overall demand for our products and a decline in rental income after the lease of our Shenzhen factory was terminated.

Cost of Revenue. During the six-month period ended September 30, 2019, cost of revenue decreased to approximately $3,448,000 from approximately $3,602,000 during the six-month period ended September 30, 2018, a decrease of approximately $154,000, or 4.3%. As a percentage of revenue, the cost of revenue increased from 64.0% to 78.2%. The increase was primarily the result of the decline in rental income during the six-month period ended September 30, 2019 after the lease of our Shenzhen factory was terminated, while there were similar level of maintenance and depreciation costs for the Shenzhen factory in both periods.

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Gross Margin. As a result of the factors noted above, gross margin decreased by $1,068,000 from $2,029,000 in the six months ended September 30, 2018 to $961,000 during the six months ended September 30, 2019. As a percentage of revenue, gross margin declined to 21.8% during the six-month period ended September 30, 2019 as compared to 36.0% during the same period in the prior year.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased by 2.0%, or approximately $41,000, from approximately $2,099,000 for the six-month period ended September 30, 2018 to approximately $2,058,000 for the six-month period ended September 30, 2019. As a percentage of Net Revenue, selling, general and administrative expenses were 37.3% during the six months ended September 30, 2018, compared to 46.7% for the six months ended September 30, 2019. The decrease of $41,000 was primarily the result of reduced salary and related costs during the six-month period ended September 30, 2019, compared to the same period in the prior year.

Other Income, Net. Other income, net increased approximately $66,000, or 412.5%, from approximately $16,000 for the six-month period ended September 30, 2018 to approximately $82,000 for the six-month period ended September 30, 2019. The increase was a result of increased gain from investment in marketable securities during the six-month period ended September 30, 2019.

Loss From Operations. As a result of the above changes, the loss from operations was approximately $1,015,000 for the six-month period ended September 30, 2019, compared to a loss from operations of approximately $54,000 for the six-month period ended September 30, 2018, an increase of approximately $961,000.

Non-operating (Expenses) / Income, Net. Non-operating (expenses) / income, net increased from a loss of approximately $34,000 for the six-month period ended September 30, 2018 to a gain of approximately $427,000 for the six-month period ended September 30, 2019. The increase in net non-operating income was primarily the result of increased interest income and foreign exchange gain during the six-month period ended September 30, 2019. The increase in interest income was the result of increased amounts on fixed deposit with banks during the six-month period ended September 30, 2019.

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Net Loss. As a result of the above changes, net loss increased from a net loss of approximately $88,000 for the six-month period ended September 30, 2018 to a net loss of approximately $588,000 for the six-month period ended September 30, 2019, an increase of approximately $500,000.

Foreign Currency Translation Adjustments, Net of Tax.  Foreign currency translation adjustments, net of tax decreased from a loss of approximately $1,424,000 for the six-month period ended September 30, 2018 to a loss of approximately $1,166,000 for the six-month period ended September 30, 2019, a decrease of approximately $258,000.  The loss was primarily attributable to the result of the revaluation of assets denominated in Chinese Yuan (“CNY”) due to different CNY/USD exchange rates at the balance sheet dates of March 31, 2019 and September 30, 2019.

Comprehensive Loss.  As a result of the factors described above, comprehensive loss increased from a loss of approximately $1,512,000 for the six-month period ended September 30, 2018, to a loss of approximately $1,754,000 for the six-month period ended September 30, 2019.

Liquidity and Capital Resources

We have financed our growth and cash needs to date primarily from internally generated funds and bank debt. We do not use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities, as sources of liquidity. Our primary uses of cash have been to fund operations, expansions and upgrades of our manufacturing facilities.

As of September 30, 2019, we had approximately $7,000,000 in cash and cash equivalents as compared to approximately $7,527,000 as of March 31, 2019. At September 30, 2019, working capital was approximately $5,350,000, compared to approximately $6,249,000 at March 31, 2019. The decrease was the result of loss generated from operations, during the six-month period ended September 30, 2019.

We believe that our cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures for the next twelve months.

Stock Repurchase Program

The following table contains the Company’s purchases of equity securities during the six-month period ended September 30, 2019.

Issuer Purchases of Equity Securities
Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 1, 2019 to April 30, 2019	1,320	$2.63	1,320	$3,130,936
May 1, 2019 to May 31, 2019	9,006	$2.65	9,006	$3,107,101
June 1, 2019 to June 30, 2019	7,078	$2.73	7,078	$3,087,767
July 1, 2019 to July 31, 2019	0	0	0	$3,087,767
August 1, 2019 to August 31, 2019	0	0	0	$3,087,767
September 1, 2019 to September 30, 2019	8,449	$2.38	8,449	$3,067,638
TOTAL	25,853	$2.58	25,853

During the six-month period ended September 30, 2019, the Company has purchased 25,853 shares of its common stock under the share repurchase program. As of September 30, 2019, the Company (through its subsidiary) had repurchased an aggregate of 932,719 shares of its common stock. The Company may from time to time repurchase additional shares of its Common Stock under this program.

Exhibits

99.1       Press Release disclosing Results of Operations dated March 30, 2020.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 30, 2020

BONSO ELECTRONICS INTERNATIONAL, INC. (Registrant)

By:	/s/ Albert So
Albert So, Chief Financial Officer and Secretary